

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 23, 2018

<u>Via Email</u>
G R Arun Kumar
Chief Financial Officer
1st Floor, 'C' wing, Unit 103
Corporate Avenue, Atul Projects,
Chakala, Andheri (East),
Mumbai - 400 093, Maharashtra, India

> **Re: Vedanta Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2017**
> **Filed August 15, 2017**
> **File No. 001-33175**

Dear Mr. Kumar:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2017</u>

<u>Information on the Company, page 34</u>

<u>Exploration, page 74</u>

<u>Projects and Developments, page 79</u>

1.   We note your disclosures on pages 74 and 79 include information relating to resources which appear to conflict with guidance pertaining to disclosures about oil and gas activities. Please refer to the following examples of these disclosures.

- "Cairn India has made significant progress in revamping the portfolio of prospects in the block to achieve an overall prospective resource base of more than one billion barrels of oil and gas by fiscal year 2018. New prospects based on both new-play concepts and proven-play extensions have added 436 mmboe of prospective resources in fiscal year 2017. (Page 74)

- "The large hydrocarbons initially in place for an equivalent of 1.4 billion barrels of oil at Barmer Hill offers significant growth potential. Development costs for Aishwariya Barmer Hill has been reduced by over 30% to $ 195 million from an initial estimate of $ 300 million, for an estimated recovery of 32 million barrels." (Page 79)

The Instruction to Item 1202 of Regulation S-K, applicable by way of Instruction 2 to Item 4 of Form 20-F, also the Instruction 1(b)(ii) to Item 4.D of Form 20-F, generally prohibit disclosure in any document publically filed with the Commission of estimates and values of oil or gas resources other than reserves. Therefore, if your estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.

Proved Undeveloped Reserves, page 81

2. The disclosure relating to your proved undeveloped reserves does not appear to reconcile the overall change that occurred during the fiscal year ended March 31, 2017. For example, you disclose that your proved undeveloped reserves were 0.64 mmboe as of March 31, 2017 and that during the year you converted 1.23 mmboe of proved undeveloped reserves to developed reserves in the Mangala field. However, the amount converted does not appear sufficient to reconcile the overall change to the net quantities of proved undeveloped reserves at the beginning of the fiscal year, e.g. 1.74 mmboe at March 31, 2016. Please note that Item 1203(b) of Regulation S-K requires disclosure of material changes in proved undeveloped reserves that occurred during the year, including, but not limited to, proved undeveloped reserves converted to proved developed reserves.

    Expand the disclosure relating to your proved undeveloped reserves to provide an appropriate narrative explanation for each of the material changes that occurred during the year, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. Your explanation should address the change by separately identifying and quantifying each factor, including offsetting factors that contributed to a material change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a material change, indicate the net amount attributable to each factor accompanied by a narrative explanation. Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

3.   The discussion relating to the progress made during the year to convert undeveloped reserves to developed reserves appears to include figures that represent a combination of proved and probable reserves, e.g. the 13.90 mmboe and the related disclosure of the individual amounts contributed by the Rajasthan, Cambay and Ravva blocks. If true, please revise each figure to separately provide the proved and probable net amounts of reserves. Refer to the Compliance and Disclosure Interpretation Question 105.01, issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

4.   Please modify your disclosure relating to the capital expenditure associated with the development of your reserves in fiscal year 2017 to separately disclose the dollar amount incurred to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

Oil and Gas Properties, Wells, Operations and Acreage, page 85

5.   We note that you provide the expiration dates for the current production sharing contracts or PSCs with proved reserves. Please tell if the proved reserves disclosed as of March 31, 2017 are limited to those estimates prior to the time at which these contracts expire. If you include proved reserves forecast beyond these expiration dates, please expand your disclosure to clarify the steps taken to extend your legal rights to continue your oil and gas activities, the length of time and revised expiration date under the new PSCs, and any significant changes in terms under the new PSCs that may impact the estimates of reserves and related future net cash flows. To the extent that you have assigned proved reserves beyond the current expiration of your PSCs, refer to the definition under Rule 4-10(a)(22) of Regulation S-X and tell why renewal is reasonably certain.

Notes to Consolidated Financial Statements

1.Group overview

Merger of Cairn India Limited with Vedanta Limited, page F-11

6. Your disclosures on page F-11 indicate that the consideration issued to the non-controlling interest holders of Cairn India Limited consisting of 752.5 million equity shares and borrowings of Rs. 30,100 million (representing the par value of redeemable preference shares) were recognized in your financial statements at their par and book values, respectively. Please explain why you did not recognize the consideration issued to the Cairn India Limited shareholders for their non-controlling interests at fair value in your financial statements pursuant to the guidance in IFRS 3 and B96 of IFRS 10, to the extent applicable.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

Reserve Quantities Information, page F-115

7.   Expand the disclosure relating to the changes in total proved oil and gas reserves for each of the periods provided on pages F-115 and F-116 to provide an appropriate narrative explanation for the significant changes relating to each line item entry within the reconciliation other than production, e.g. revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. The explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

8.   Expand your disclosure to explain why the crude oil and natural gas production figures for the year ended March 31, 2017 used in your reserves reconciliation appear to be inconsistent with the comparable production figures provided elsewhere on page 84 and 148.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at (202) 551-3398 or Linda Cvrkel at (202) 551-3813 if you have any questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments.

                                        Sincerely,

                                        /s/Craig Arakawa for

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining